February 23, 2016

Via EDGAR and BY HAND

Era Anagnosti,

        Legal Branch Chief,

                Office of Financial Services,

                        Securities and Exchange Commission,

                                 100 F Street, N.E.,

                                         Washington, D.C. 20549.

Re:	New York Community Bancorp, Inc. Registration Statement on
Form S-4 (File No. 333-208649)

Dear Ms. Anagnosti:

This letter, together with Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 (the “Registration Statement”) of New York Community Bancorp, Inc. (“NYCB”) filed today with the Securities and Exchange Commission (the “Commission”) via EDGAR, responds to the letter, dated February 12, 2016, to Joseph R. Ficalora, President and Chief Executive Officer of NYCB, from the staff (the “Staff”) of the Commission regarding the amended Registration Statement, including the joint proxy statement/prospectus contained therein, filed with the Commission on January 29, 2016.

For your convenience, NYCB has reproduced each of the Staff’s comments below and provided its responses below each comment. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to such terms in the Registration Statement.

General

1.	We note your response to comment 2. While in your response you discuss the mechanics of how the issuance of the new depositary shares will be achieved, you have not addressed, however, that the depositary shares represent securities as the term is defined in Section 2(a)(1) of the Securities Act of 1933, which issuance must either be registered or exempt from registration. Given that the depositary shares will be issued as part of a single registered merger transaction, we believe that you should revise the relevant sections of your registration statement to properly register the issuance of your depositary shares. Furthermore, please have counsel revise its legal opinion to opine on the legality of these securities.

Joseph R. Ficalora

New York Community Bancorp, Inc.

February 23, 2016

Response:

We understand that it is the Staff’s view that the exchange of Astoria preferred stock for NYCB preferred stock constitutes an exchange of Astoria depositary shares for NYCB depositary shares and, therefore, an “issuance” of NYCB depositary shares. Further, we note the Staff’s request that NYCB register under the Securities Act its shares of preferred stock and its depositary shares that will be outstanding after the merger because they are “part of a single registered merger transaction.” As a result of the Staff’s view, the Registration Statement has been revised in response to the Staff’s request to register the depositary shares. Please refer to the registration fee table and pages 13 and 110 in Amendment No. 2 to the Registration Statement. Additionally, the opinion of counsel filed as Exhibit 5 to the Registration Statement has been revised to opine on the legality of the depositary shares and refiled with Amendment No. 2 to the Registration Statement.

The Merger

Opinion of Goldman, Sachs & Co., page 60

2.	We note your response to comment 12. You state among other things in your response, that “Goldman Sachs and Credit Suisse disregarded the Astoria financial forecasts and relied exclusively on I/B/E/S estimates in connection with their financial analysis and opinions.” [emphasis added] Please revise your disclosure to remove the last bullet point pertaining to the Astoria’s financial forecasts. In this regard, we note that your “Opinion of Credit Suisse Securities (USA) LLC” disclosure on page 66 does not list the Astoria financial forecasts as materials considered by Credit Suisse in rendering its opinion. Otherwise, please expand to disclose that the Astoria financial forecasts at the request of Astoria’s management were fully disregarded and not relied upon for purposes of rendering Goldman’s final analysis and opinion. Please make a similar change to the Credit Suisse’s disclosure starting on page 66.

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to pages 65 and 73 in Amendment No. 2 to the Registration Statement.

Opinion of Credit Suisse Securities (USA) LLC

Financial Advisor Disclosure, page 74

3.

We note your response and revisions in response to comment 15. In light of the disclosure requirements of Item 1015(b)(4)(i) of Regulation M-A, we continue to believe that additional information about the incentive fee to be paid to Credit Suisse should be

Joseph R. Ficalora

New York Community Bancorp, Inc.

February 23, 2016

disclosed. Since the role of a financial advisor in a merger transaction is typically defined through the rendering of a fairness opinion from a financial point of view of the merger consideration, please revise your disclosure to explain what role Credit Suisse was intended to play in connection with the transaction, how the NYCB board would assess that role and the timing of this assessment. To the extent that the payment of this additional incentive fee is tied to a successful closing of the merger transaction, so disclose. Please ensure to update your disclosures if the assessment and the decision to grant the additional incentive to Credit Suisse takes place prior to the effectiveness of the registration statement, disclosing also the specific factors that the NYCB board considered, as well as the actual amount paid or to be paid to Credit Suisse. As previously requested in our comment 15, please disclose the cap to this discretionary fee and whether or not is measured as a percentage of the total merger consideration.

Response:

Credit Suisse’s role in the merger was to be an additional financial advisor to the board of directors of NYCB and to render a written opinion to the board of directors of NYCB with respect to the fairness, from a financial point of view, to NYCB of the merger consideration. Given the significance of the merger to NYCB, the board of directors wanted an additional opinion from another financial advisor.

Credit Suisse will receive a transaction fee of $5 million for its services as financial advisor to NYCB in connection with the merger, $1 million of which became payable to Credit Suisse upon the rendering of its opinion to the NYCB board of directors and the balance of which is contingent upon completion of the merger. NYCB may, in its sole discretion, pay to Credit Suisse an additional incentive amount upon completion of the merger reflecting NYCB’s assessment of Credit Suisse’s role in connection with the transaction, the amount of which would be determined by NYCB in its sole discretion and which amount would not be subject to any cap or measured as a percentage of the total merger consideration (there being no understanding as to what specific factors, if any, that NYCB would take into account in exercising its discretion). NYCB has informed Credit Suisse that NYCB does not currently expect to pay such additional incentive amount to Credit Suisse.

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 80 in Amendment No.2 to the Registration Statement.

Material U.S. Federal Income Tax Consequences of the Merger

Tax Consequences of the Merger Generally, page 118

4.	We note that the tax opinions filed as Exhibits 8.1 and 8.2 are provided in “short-form.” Please revise your disclosure to make clear that the disclosure of the material tax consequences of the merger transaction in the prospectus represents the opinion of counsel, identifying counsel. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

Joseph R. Ficalora

New York Community Bancorp, Inc.

February 23, 2016

Response:

The Registration Statement has been revised in response to the Staff’s comment. Please refer to page 126 in Amendment No. 2 to the Registration Statement.

****

Joseph R. Ficalora

New York Community Bancorp, Inc.

February 23, 2016

If you have additional questions or require any additional information with respect to the Registration Statement or this letter, please do not hesitate to contact me at (516) 683-4570 or r.patrick.quinn@mynycb.com or Jared M. Fishman at (212) 558-1689 or fishmanj@sullcrom.com.

Sincerely,

/s/ R. Patrick Quinn
R. Patrick Quinn, Esq.

cc:	Joseph R. Ficalora
(New York Community Bancorp, Inc.)

H. Rodgin Cohen, Esq.
Mark J. Menting, Esq.
Jared M. Fishman , Esq.
(Sullivan & Cromwell LLP)

Edward D. Herlihy, Esq.
Matthew M. Guest, Esq.
(Wachtell, Lipton, Rosen & Katz)